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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BALLY TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

BALLY TECHNOLOGIES, INC.
(Names of Filing Persons (Offeror))

Common Stock, $0.10 par value
(Title of Class of Securities)

05874B107
(CUSIP Number of Class of Securities)

Mark Lerner
Senior Vice President, General Counsel and Secretary
6601 S. Bermuda Rd.
Las Vegas, Nevada 89119-3605
(702) 584-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey Le Sage, Esq.
James J. Moloney, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197
Telephone: (213) 229-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$400,000,000	$46,440

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $400,000,000 in aggregate of up to 11,594,203 shares of common stock, $0.10 par value, at the minimum tender offer price of $34.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2011, equals $116.10 per $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to the offer by Bally Technologies, Inc., a Nevada Corporation ("Bally" or the "Company"), to purchase, up to $400 million in value of shares of its common stock, $0.10 par value per share (the "Shares"), at a price not greater than $40.00 nor less than $34.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2011 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section captioned "Summary Term Sheet" in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address:    The name of the subject company is Bally Technologies, Inc., a Nevada Corporation. The address of its principal executive office is 6601 South Bermuda Road, Las Vegas, Nevada 89119-3605 and its telephone number is (702) 584-7700. The information set forth in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities:    The information set forth in the section of the Offer to Purchase captioned "Introduction" is incorporated herein by reference.

        (c)    Trading Market and Price:    The information set forth in the section captioned "Introduction" in the Offer to Purchase is incorporated herein by reference. Section 8 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address:    The name of the filing person is Bally Technologies, Inc., a Nevada Corporation. The address of its principal executive office is 6601 South Bermuda Road, Las Vegas, Nevada 89119-3605 and its telephone number is (702) 584-7700. The information set forth in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 10 ("Certain Information Concerning Us") and Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms:    The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 1 ("Number of Shares; Proration"), Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Purchase of Shares and Payment of Purchase Price"), Section 6 ("Conditional

Tender of Shares"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Funds"), Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 14 ("Certain United States Federal Income Tax Consequences"), Section 15 ("Extension of the Offer; Termination; Amendment") and Section 17 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

        (b)    Purchases:    The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities:    The information set forth in Section 12 ("Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (b)    Use of the Securities Acquired:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (c)    Plans:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds:    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b)    Conditions:    The information set forth in Section 7 ("Conditions of the Offer") and Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (d)    Borrowed Funds:    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership:    The information set forth in Section 12 ("Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions:    The information set forth in Section 12 ("Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations:    The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information:    The information set forth in Section 11 ("Certain Financial Information") of the Offer to Purchase is incorporated herein by reference.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 10 ("Certain Information Concerning Us"), Section 11("Certain Financial Information"), Section 12 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 13 ("Certain Legal Matters; Regulatory Approvals") in the Offer to Purchase is incorporated herein by reference.

        (b)    Other Material Information:    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 8, 2011.
(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release, dated April 7, 2011.
(a)(5)(ii)	Summary Advertisement, dated April 8, 2011.
(b)(1)
Commitment Letter, dated as of March 17, 2011, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Union Bank, N.A.
(d)(1)
Alliance Gaming Corporation 1996 Long Term Incentive Plan, filed on August 21, 1997 with the Registration Statement on Form S-8 (File No. 333-34077) of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(2)
Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on May 3, 2010 as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(3)
Amendment to the Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on December 10, 2010 as Exhibit 99.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(4)
Bally Technologies, Inc. Employee Stock Purchase Plan, filed on March 11, 2008 as Exhibit 4.8 to the Registration Statement on Form S-8 (File No. 333-149637) of Bally Technologies, Inc., and incorporated herein by reference.

(d)(5)	Form of Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on December 30, 2005 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(6)
Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on December 30, 2005 as Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(7)
Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan dated June 13, 2005, filed on December 30, 2005 as Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(8)
Form of Notice of Grant of Stock Options and Option Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(9)
Form of Notice of Grant of Award of Restricted Stock and Award Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(10)
Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on December 30, 2005 as Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(11)
Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on December 30, 2005 as Exhibit 10.6 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(12)
Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of October 27, 2004, filed on December 30, 2005 as Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(13)
Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of December 22, 2004, filed on December 30, 2005 as Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(14)
Employment Agreement between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on August 26, 2010 as Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(15)
Amendment dated December 22, 2004, to the Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

(d)(16)	Second Amendment to Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, effective as of June 13, 2005, filed on December 30, 2005 as Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(17)
Form of Third Amendment to Haddrill Employment Agreement dated June 20, 2006, by and between Bally Technologies, Inc. and Richard Haddrill, filed on June 22, 2006 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(18)
Form of Fourth Amendment to Haddrill Employment Agreement dated February 13, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on February 14, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(19)
Fifth Amendment to Haddrill Employment Agreement dated October 22, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on October 28, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(20)
Sixth Amendment to Haddrill Employment Agreement dated December 30, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(21)
Seventh Amendment to Haddrill Employment Agreement dated August 10, 2009, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(22)
Form of Eighth Amendment to Haddrill Employment Agreement dated December 22, 2010, by and between the Company and Richard Haddrill, filed on December 27, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(23)
Letter Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Neil Davidson, filed on August 17, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(24)
Executive Employment Agreement dated March 9, 2005 by and between Alliance Gaming Corporation and Ramesh Srinivasan, filed on December 30, 2005 as Exhibit 10.31 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(25)
Separation and Services Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Robert C. Caller, filed on August 17, 2010 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BALLY TECHNOLOGIES, INC.
/s/ NEIL P. DAVIDSON Neil P. Davidson Senior Vice President, Chief Financial Officer and Treasurer

Date: April 8, 2011

 Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated April 8, 2011.
(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release, dated April 7, 2011.
(a)(5)(ii)	Summary Advertisement, dated April 8, 2011.
(b)(1)
Commitment Letter, dated as of March 17, 2011, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Union Bank, N.A.
(d)(1)
Alliance Gaming Corporation 1996 Long Term Incentive Plan, filed on August 21, 1997 with the Registration Statement on Form S-8 (File No. 333-34077) of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(2)
Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on May 3, 2010 as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(3)
Amendment to the Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on December 10, 2010 as Exhibit 99.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(4)
Bally Technologies, Inc. Employee Stock Purchase Plan, filed on March 11, 2008 as Exhibit 4.8 to the Registration Statement on Form S-8 (File No. 333-149637) of Bally Technologies, Inc., and incorporated herein by reference.
(d)(5)
Form of Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on December 30, 2005 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(6)
Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan, filed on December 30, 2005 as Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(7)
Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan dated June 13, 2005, filed on December 30, 2005 as Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(8)
Form of Notice of Grant of Stock Options and Option Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.

Exhibit Number	Description
(d)(9)	Form of Notice of Grant of Award of Restricted Stock and Award Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(10)
Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on December 30, 2005 as Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(11)
Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on December 30, 2005 as Exhibit 10.6 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(12)
Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of October 27, 2004, filed on December 30, 2005 as Exhibit 10.7 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(13)
Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of December 22, 2004, filed on December 30, 2005 as Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(14)
Employment Agreement between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on August 26, 2010 as Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(15)
Amendment dated December 22, 2004, to the Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(16)
Second Amendment to Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, effective as of June 13, 2005, filed on December 30, 2005 as Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(17)
Form of Third Amendment to Haddrill Employment Agreement dated June 20, 2006, by and between Bally Technologies, Inc. and Richard Haddrill, filed on June 22, 2006 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(18)
Form of Fourth Amendment to Haddrill Employment Agreement dated February 13, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on February 14, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(19)
Fifth Amendment to Haddrill Employment Agreement dated October 22, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on October 28, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.

Exhibit Number	Description
(d)(20)	Sixth Amendment to Haddrill Employment Agreement dated December 30, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(21)
Seventh Amendment to Haddrill Employment Agreement dated August 10, 2009, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
(d)(22)
Form of Eighth Amendment to Haddrill Employment Agreement dated December 22, 2010, by and between the Company and Richard Haddrill, filed on December 27, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(23)
Letter Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Neil Davidson, filed on August 17, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(d)(24)
Executive Employment Agreement dated March 9, 2005 by and between Alliance Gaming Corporation and Ramesh Srinivasan, filed on December 30, 2005 as Exhibit 10.31 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 of Alliance Gaming Corporation, and incorporated herein by reference.
(d)(25)
Separation and Services Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Robert C. Caller, filed on August 17, 2010 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Index to Exhibits